[redacted]

09056171

SECURITI SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 2 2009
808

NAME OF BROKER-DEALER:

Steben & Company, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2099 Gaither Road, Suite 200
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Steben — 240-631-9808
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

3/24

OATH OR AFFIRMATION

I, Ken Steben, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
19 day of February, 2009

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Steben & Company, Inc.
Rockville, Maryland

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2009

Steben & Company, Inc.

Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 2,910,348
Receivable from Managed Funds	6,277,841
Commissions receivable	316,097
Investment in Aspect Global Diversified Fund LP	507,314
Certificate of deposit	23,485
Other assets	356,113
Total assets	$ 10,391,198
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 1,168,826
Accounts payable and accrued expenses	684,663
Total liabilities	1,853,489
Stockholder's equity	
Common stock (1,000 shares authorized, issued, and outstanding, $1 par value)	1,000
Additional paid-in capital	129
Retained earnings	8,536,580
Total stockholder's equity	8,537,709
Total liabilities and stockholder's equity	$ 10,391,198

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: Steben & Company, Inc. (the Company) was organized in the State of Maryland, is registered as a broker-dealer with the Securities and Exchange Commission (the SEC), and is registered with the Financial Industry Regulatory Authority. The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association.

The Company acts as general partner and commodity pool operator of Futures Portfolio Fund, Limited Partnership, Sage Fund, L.P. and Aspect Global Diversified Fund LP (the Managed Funds). The Company earns management fees, selling agent fees, and General Partner 1 percent allocations from Futures Portfolio Fund, Limited Partnership and Sage Fund, L.P. and management fees, selling agent fees and broker-dealer servicing fees from Aspect Global Diversified Fund LP. The Company also receives commissions for wholesaling other commodity pools.

The Company is not required to consolidate any entities pursuant to FASB Interpretation No. 46 (revised December 2003) or Emerging Issues Task Force Issue 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition: Commissions, management fees, selling agent fees, broker-dealer servicing fees, General Partner 1 percent allocations, income allocation from Aspect Global Diversified Fund LP and related expenses are recognized on the accrual basis.

Investment in Aspect Global Diversified Fund LP (Aspect): The Company's investment in the limited partnership represents an investment as general partner that is carried at fair value, with unrealized gains and losses reflected in the statement of income. The Company and/or its affiliates are required to purchase and maintain an interest in Aspect equal to the greater of 1 percent of the aggregate capital contributions to Aspect or $25,000.

Income Taxes: No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and, accordingly, income is taxable to the stockholder. The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes* on January 1, 2007, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 applies to all tax positions accounted for under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* For the year ended December 31, 2008, no income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

Note 1. Nature of Operations and Significant Accounting Policies, *Continued*

Recent Accounting Pronouncements: In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments and Hedging Activities*, an Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133. It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS 133. SFAS 161 amends the current qualitative and quantitative disclosure requirements for derivative instruments and hedging activities set forth in SFAS 133 and generally increases the level of disaggregation that will be required in an entity's financial statements. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 is effective for the Company in its year ending December 31, 2009. Management is evaluating the implications of SFAS 161 and its potential effects on the financial condition, results of operations and cash flows.

Note 2. Fair Value of Financial Instruments

The Company adopted Statement of Financial Accounting Standard No. 157 (SFAS 157), *Fair Value Measurement* on January 1, 2008. Upon adoption, SFAS 157 did not materially adjust the Company's statement of financial condition, results of operations, or cash flows. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. In accordance with SFAS 157, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar or identical assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The investment in money market funds is valued using quoted market prices and are classified within Level 1. The investment in the certificate of deposit is valued based on contractual terms and is classified within Level 2. The Company's investment in general partner units of Aspect Global Diversified Fund LP is reported in the statement of financial condition at fair value. Fair value ordinarily is the value determined by management in accordance with the valuation policies of the general partner units and as reported at the time of the Company's valuation. Generally, the fair value of the Company's investment in Aspect represents the amount that the Company could reasonably expect to receive from Aspect if the Company's investment was redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Company believes to be reliable. This financial instrument is classified in Level 3 of the fair value hierarchy. In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Note 2. Fair Value of Financial Instruments, *Continued*

The following summarizes the Company's financial assets as of December 31, 2008 by level within the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$ 2,910,348	$ -	$ -	$ 2,910,348
Investment in Aspect Global Diversified Fund LP	-	-	507,314	507,314
Certificate of deposit	-	23,485	-	23,485
Total assets at fair value	$ 2,910,348	$ 23,485	$ 507,314	$ 3,441,147

The following is a reconciliation of the beginning and ending balances for the assets using unobservable inputs during the year ended December 31, 2008:

Investment in Aspect Global Diversified Fund LP:

Beginning balance	$ 1,000
Contributions	499,000
Redemption	(125,000)
Income from investment in Aspect Global Diversified Fund LP	132,314
Ending balance	$ 507,314

Note 3. Managed Funds

As the general partner of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.95 percent) of the month-end net assets of the Managed Funds. The Company also receives a 1 percent allocation of any profits or losses from Futures Portfolio Fund, Limited Partnership and Sage Fund, L.P. (the General Partner 1 percent allocation).

The Company earns selling agent fees and broker-dealer servicing fees in connection with the sales efforts to attract new investors, which are based on a fixed percentage (ranging from 0.2 percent to 3.0 percent annually) of the month-end net assets of the Managed Funds. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company pays certain expenses on behalf of the Managed Funds. Futures Portfolio Fund, Limited Partnership and Sage Fund, L.P. reimburse the Company for expenses, subject to a limit of 1 percent of their average month-end net assets. Aspect Global Diversified Fund LP reimburses the Company for administrative expenses subject to a limit of 0.95 percent of average month-end net assets and offering expenses subject to a limit of 0.75 percent of average month-end net assets. The Company may elect to reduce this percentage to absorb additional operating expenses of the Managed Funds. For Futures Portfolio Fund, L.P., and Sage Fund, L.P., the Company elected to reduce this percentage to 0.75 percent and 0.65 percent, respectively.

Receivable from Managed Funds at December 31, 2008 consists of:

Management fees	$ 1,447,702
Selling agent fees	1,148,571
General partner 1% allocations	2,089,897
Receivable from Aspect Global Diversified Fund LP	125,000
Offering expense	5,662
Receivable for expenses	1,461,009
	$ 6,277,841

Note 4. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in 2013. At December 31, 2008, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2009	$ 202,918
2010	237,980
2011	245,119
2012	252,467
2013	149,814
Total	$ 1,088,298

The certificate of deposit of $23,485 collateralizes a bank letter of credit issued in connection with the office space lease. The certificate of deposit matures on November 20, 2009, has an interest rate of 3.8 percent, and is renewed annually.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 6. SIMPLE Individual Retirement Account

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account, whereby the Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). The Funds are exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. The Funds' trading of forward contracts in unregulated markets between principals also exposes the Funds and the Company to the risk of loss from counterparty nonperformance. The Company has established procedures to actively monitor the Managed Funds' market and credit risks.

The Company has cash and cash equivalents on deposit with financial institutions that, at times, exceed federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 8 Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2008, the Company had net capital and net capital requirements of $2,446,354 and $123,566, respectively. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.

Note 9. Subsequent Events

Subsequent to December 31, 2008, the Company distributed $3,000,000 to the sole stockholder.

McGladrey & Pullen
Certified Public Accountants

Steben & Company, Inc.

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.